UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, nominal value 0.005 rubles per share

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

(350) 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2006

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich

Altimo Holdings & Investments Limited

Str. Novy Arbat, build. 21

GSP-2

119992 Moscow, Russia

(7-495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,213,257 shares of Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 14,213,257 shares of Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,213,257 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 27.7% of Common Stock*
14.	Type of Reporting Person OO, HC

*	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom, represents approximately 35.8% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of a swap agreement, the Reporting Person shall have the right to receive 1,649,475 shares of Common Stock in the Issuer, represented by 6,597,900 American Depositary Receipts of the Issuer on or after October 27, 2006 or, with the consent of the swap counterparty, cash in lieu of the American Depositary Receipts. See Item 6.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Altimo Holdings & Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,213,257 shares of Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 14,213,257 shares of Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,213,257 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 27.7% of Common Stock*
14.	Type of Reporting Person OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 35.8% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of a swap agreement, the Reporting Person shall have the right to receive 1,649,475 shares of Common Stock in the Issuer, represented by 6,597,900 American Depositary Receipts of the Issuer on or after October 27, 2006 or, with the consent of the swap counterparty, cash in lieu of the American Depositary Receipts. See Item 6.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,213,257 shares of Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 14,213,257 shares of Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,213,257 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 27.7% of Common Stock*
14.	Type of Reporting Person OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 35.8% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of a swap agreement, the Reporting Person shall have the right to receive 1,649,475 shares of Common Stock in the Issuer, represented by 6,597,900 American Depositary Receipts of the Issuer on or after October 27, 2006 or, with the consent of the swap counterparty, cash in lieu of the American Depositary Receipts. See Item 6.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,213,257 shares of Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 14,213,257 shares of Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,213,257 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 27.7% of Common Stock*
14.	Type of Reporting Person OO

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 35.8% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of a swap agreement, the Reporting Person shall have the right to receive 1,649,475 shares of Common Stock in the Issuer, represented by 6,597,900 American Depositary Receipts of the Issuer on or after October 27, 2006 or, with the consent of the swap counterparty, cash in lieu of the American Depositary Receipts. See Item 6.

Item 1. Security and Issuer.

This Amendment No. 23 (this “Amendment”) to the Statement on Schedule 13D relates to the common stock, nominal value 0.005 rubles per share (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”). The initial Statement on Schedule 13D, previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001 (as amended and supplemented by Amendment Nos. 1 through 22, the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Eco Telecom;

(ii)	Altimo Holdings & Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo”);

(iii)	CTF Holdings; and

(iv)	Crown Finance.

The Statement, as amended hereby, relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo Holdings & Investments Limited (“Altimo”) is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As stated in the Reporting Person’s Amendment 10 to Schedule 13D, filed on May 25, 2005, the Reporting Persons intend to fund purchases under the transaction described in Item 6, below, with working capital of affiliates of Alfa Telecom.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The new Anti-monopoly Law in the Russian Federation effective from October 26, 2006 provides for the mandatory prior consent of the Federal Anti-monopoly Service (“FAS”) for acquisitions of more than 25%, and/or more than 50% and more than 75% of the voting shares of a company entered into the register of companies with a significant market share or assets exceeding certain thresholds. No preliminary FAS consent is required if an acquirer’s stake does not exceed any of these thresholds.

Prior to the effectiveness of the new Anti-monopoly Law, the Reporting Persons have entered into the transaction described in Item 6 through a wholly-owned affiliate to attempt to assure the availability of additional Common Shares in VimpelCom should the Reporting Person seek to acquire such shares as a result of the effectiveness of the new Anti-monopoly law. The Reporting Persons currently intend to increase their influence over the corporate actions to be taken by VimpelCom but may, from time to time, and reserve the right to, change their plans or intentions and take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a) After giving effect to the transaction described in Item 6, the Reporting Persons may be the direct or indirect beneficial owner of 6,426,600 shares of the Issuers type-A voting preferred stock, representing 100% of such class of securities, and 14,213,257 shares of the Issuer’s Common Stock.

(b) Each of the Reporting Persons may be deemed to have sole voting power to direct the voting and disposition of 14,213,257 shares of Common Stock (subject to the exercise of the swap agreement described in Item 6) and 6,426,600 shares of the Issuer’s type-A preferred stock held for the account of Eco Telecom.

(c) As described in Item 6, a subsidiary of Altimo has entered into a swap agreement relating to 1,649,475 shares of the Issuer’s Common Stock, represented by 6,597,900 American Depositary Receipts.

(d) No material change.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 30, 2006, Rightmarch Limited, a wholly-owned subsidiary of Altimo (“Rightmarch”), entered into a 2002 master agreement and schedule thereto published by the International Swaps and Derivatives Association, Inc. (“ISDA”) together with a master confirmation (the “Swap Agreement”) with Jam Holding Asset Management Limited (the “Counterparty”) relating to certain share forward transactions in respect of American Depositary Receipts of VimpelCom (“ADRs”) (each a “Swap Transaction”). Each Swap Transaction will be entered into by Rightmarch and the Counterparty executing a supplemental confirmation in respect of such Swap Transaction. Each such supplemental confirmation will contain, inter alia, the number of ADRs which are to be the subject of the relevant Swap Transaction. The effective date of each Swap Transaction will be the date specified in such supplemental confirmation. Under each Swap Transaction, Rightmarch will make an upfront payment to the Counterparty on the date specified in the applicable supplemental confirmation and will, in return, be entitled to require the Counterparty to deliver to Rightmarch the number of ADRs in respect of which the relevant Swap Transaction was entered into on any date elected by Rightmarch which falls between 26 October 2006 and 1 January 2007 (subject to adjustment for non-business days). At the time of such election Rightmarch and the Counterparty may agree that, in lieu of physical delivery of the relevant number of ADRs, the Counterparty pays to Rightmarch the cash equivalent of such number of ADRs, as determined on the date the relevant settlement is due to take place. Neither Rightmarch nor any of the other Reporting Persons shall have any voting power with respect to any ADRs or the underlying shares in VimpelCom represented thereby until such time as delivery of the relevant ADRs takes place.

The preceding summary of the Swap Transaction is not intended to be complete and is qualified in its entirety by reference to the full text of the master confirmation to the Swap Agreement, a conformed copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition to the Swap Transaction described herein, the Reporting Persons may, from time to time, enter into and unwind cash settled swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1 through 22 hereto (inclusive), or as set forth herein, neither Eco Telecom, Altimo, CTF Holdings or Crown Finance, nor to the best of Eco Telecom’s, Altimo’s, CTF Holdings’ or Crown Finance’s knowledge, any of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The Index of Exhibits attached hereto is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: October 9, 2006	ECO TELECOM LIMITED

	By:	/s/ Marina Kushnareva
	Name:	Marina Kushnareva
	Title:	Director

Date: October 9, 2006	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: October 9, 2006	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: October 9, 2006	CROWN HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Citizenship	Principal Occupation	Business Address

Marina Kushnareva, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Altimo Holdings & Investments Limited

Name/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, OOO ALTIMO Limited	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Citizenship	Principal Occupation	Business Address

Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Citizenship	Principal Occupation	Business Address

Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Citizenship	Principal Occupation	Business Address

Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

Michail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3 rd Golutvinsky Pereulok 10 Building 6 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, Pyaterochka Holding N.V.	Kapranova Pereulok 3 123242 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of Pyaterochka Holding N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Andrei Kosogov Director (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov 107078 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok Building 3, Floor 3 119034 Moscow, Russia

Alexey Reznikovich, Director (Russia)	Chief Executive Officer, OOO ALTIMO Limited	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Alexander Savin, Director (Russia)	Managing Director, A1 LLC	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Index of Exhibits

Exhibit 99.1	Master Confirmation, dated 30 August 2006, between Jam Holding Asset Management Limited and Rightmarch Limited.